1781 75th Avenue W Vancouver BC Canada V6P 6P2 Tel: 604.456.6010 Fax: 604.456.6066 www.responsebio.com

September 11, 2012

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Attn:	Tia L. Jenkins, Senior Assistant Chief Accountant Office of Beverages, Apparel and Mining

Re:	Response Biomedical Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 29, 2012
File No. 000-50571

Ladies and Gentlemen:

On behalf of Response Biomedical Corporation (the “Company”), we hereby request a ten business day extension to respond to your letter dated August 29, 2012.  If granted, such extension would extend the deadline for the Company’s response to September 27, 2012.  The Company’s work to ensure a complete and accurate response is ongoing, and the Company is proceeding with that effort as expeditiously as is prudent.  If you have any questions or wish to discuss this request further, please call me at (604) 456-6010.

 Sincerely,

/s/ W.J. Adams
W.J. Adams, C.A.
Chief Financial Officer
Response Biomedical Corporation

cc:	Steve Lo, U.S. Securities and Exchange Commission
John Archfield, U.S. Securities and Exchange Commission
Jeffery L. Purvin, Response Biomedical Corporation
Scott Watkinson, Wilson Sonsini Goodrich & Rosati